EXHIBIT 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Owned
Planet Beach Real Estate, LLC.	Louisiana	100%
Planet Beach International, LLC.	Louisiana	100%
Planet Beach Franchising, LLC	Louisiana	100%